Exhibit 99.1

Freightos Record Transactions and Gross Booking Value for First Quarter of 2024 Exceed Management Expectations

The Company Plans To Report Earnings on May 20, 2024

April 15, 2024 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported preliminary first quarter 2024 Key Performance Indicators.

	Actuals*	Management’s Expectations
	Q1 2024	Q1 2024
# Transactions (‘000)	295.6	280.5 - 288.0
Year over-Year Growth	29%	22% - 26%
GBV ($m)	192.4	168.0 - 172.5
Year over-Year Growth	14%	0% - 2%

*Numbers are preliminary and subject to change with the full earnings release

In Q1 2024, Freightos continued to achieve operating milestones consistent with its long-term growth objectives. The platform facilitated 295.6 thousand transactions, representing a year-over-year growth of 29%. This strong consistent transaction growth underscores the platform's broadening market acceptance and the increasing embrace of digital solutions in the freight industry, and is aligned with the company’s target of 20-30% annual transaction growth rate.

Gross Booking Value (GBV) for Q1 2024 grew 14% compared to the same quarter last year, well above management's forecast of 0-2% growth. This outperformance stems mostly from elevated freight rates during the first quarter, related to the Red Sea crisis.

In Q1 2024, the count of Unique Buyer Users rose to approximately 18 thousand, reflecting the platform's success in continuously broadening the user base. This 11% increase from Q1 2023 demonstrates Freightos’ commitment to enhancing user engagement and expanding its market reach.

Additionally, the carrier network expanded to 49 carriers, up from 37 in Q1 last year. At the time of this press release, the airlines connected to WebCargo represent in aggregate about 66% of the world air cargo market. This emphasizes that the long term marketplace network effects of buyers attracting sellers and sellers attracting buyers continues unabated. This expanding capacity not only diversifies the freight options available to the platform users, but also strengthens Freightos’ position in the logistics ecosystem, fostering a more dynamic and efficient marketplace.

Q1 2024 Earnings Call

Financial results for the first quarter of 2024 and outlook for the second quarter will be reported before markets open on May 20, 2024. Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_p3eUH_UlQxaD0OU8BoQr_g

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast will be available on Freightos' Investor Relations website following the call, as well as the call’s transcript.

Definitions

#Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

GBV: Total value of the Transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what other platforms call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

Certain amounts, percentages and other figures included in this press release have been subject to rounding adjustments and therefore may not sum.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos

Freightos® (NASDAQ: CRGO) operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, More information is available at freightos.com/investors.